Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

04 MAR -9 AM 7:21

·NGKONG LAND HOLDINGS LIMITED
··rities and Exchange Commission File No.82-2964

04010403

3rd March 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Hongkong Land Holdings Limited (the "Company")

We enclose for your information a notification dated 3rd March 2004 in respect of the Company which was lodged with the UK Listing Authority today.

PROCESSED
MAR 09 2004
THOMSON FINANCIAL

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

dlw 3/9

encl.

Full Text Announcement

Company	Hongkong Land Hldgs Ld
TIDM	HKLD
Headline	Directorate Change
Released	09:08 3 Mar 2004
Number	0744W

HONGKONG LAND HOLDINGS LIMITED (the 'Company')

Please be informed that Sir Y K Kan and Mr Kenneth Lo will be retiring from the Board of the Company at the forthcoming Annual General Meeting on 5th May 2004.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Hongkong Land Holdings Limited

3rd March 2004

www.hkland.com

END